ISSUER FREE-WRITING PROSPECTUS

Filed Pursuant to Rule 433

Relating to Prospectus Supplement dated January 29, 2015

Registration Statement No. 333-191020

Dated February 4, 2015

This free writing prospectus should be read together with the prospectus supplement dated January 29, 2015 (the “Prospectus Supplement”), relating to the rights offering by Signature Group Holdings, Inc. (the “Company”) in connection with the Company’s registration statement on Form S-3, which became effective on September 26, 2013 (File No. 333-191020). The following information supplements and updates the information contained in the Prospectus Supplement.

On February 4, 2015, the Company issued a letter from its Chief Executive Officer and Chairman of the Board of Directors, Craig Bouchard, to accompany the mailing of the rights offering materials to stockholders and to be posted on the Company’s website, www.signaturegroupholdings.com. The full text of this letter is attached as Annex A.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS SUPPLEMENT) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS SUPPLEMENT IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER WILL ARRANGE TO SEND YOU THE PROSPECTUS SUPPLEMENT IF YOU REQUEST IT BY CALLING TOLL-FREE AT 866-300-8594.

Annex A

SIGNATURE GROUP HOLDINGS, INC.

17 State Street, Suite 3811

New York, NY 10004

February 4, 2015

To My Fellow Stockholders:

It is with great pleasure that I write to you today regarding the Signature Group Holdings, Inc. rights offering. Launched last week, this is a critical financing piece for our pending acquisition of the world’s largest independent aluminum recycling business, a transaction described in detail in our recently filed offering prospectus supplement.

We all know that a rights offering is not an everyday type of offering. For this reason, our board of directors, management team and I want to make sure all stockholders understand how to participate and how to receive more information. We are communicating details in the offering prospectus supplement itself, this letter, and on our website at www.signaturegroupholdings.com. Our phone lines are open, so please call if you have any questions. Our agents are similarly on standby, and their contact information is listed below and in the prospectus supplement.

In our rights offering, all stockholders received, at no charge, one subscription right for each share of Signature common stock owned on January 28, 2015. Those rights attach – or are “stapled” – to the underlying shares of our common stock and will trade along with the common stock until the rights are exercised or until the rights offering expires. Further, our stockholders can also oversubscribe for the shares that other stockholders have not yet purchased at the end of the offering period. If all of our stockholders fully participate in this rights offering, Signature will raise $55 million in gross proceeds. We plan to use $50 million of these proceeds to fund a portion of the purchase price for the pending acquisition, which will close simultaneously with this offering.

While our board makes no recommendation regarding our stockholders’ participation in the offering, we believe that most of our board and management team members will participate in the rights offering. If you decide to participate in the rights offering, then your subscription documents and payments must be received by February 17, 2015. Please, do not miss this deadline. Read below for more of the details, but the date will soon be upon all of us. And I encourage you all to read the entire offering prospectus supplement for more information.

Summary of the Terms of the Rights Offering.

•	The Rights Offering became effective on January 28, 2015 at 5:00 pm ET. At that time, there was a mandatory exchange of our common stock to units consisting of a share of common stock with a stapled subscription right. The exchange was made on a one for one basis, and the units started trading under the ticker symbol “SGGHU.”

•	This is a stapled rights offering. Unlike a typical rights offering, a stapled rights offering allows individuals to acquire and subsequently exercise their rights after the effective date. In order to participate in the rights offering, you must own a unit at the time the right is exercised. The subscription rights are not separately transferable or tradable from the attached common stock.

•	Each basic subscription right entitles the rights holder to purchase 0.562 shares of Signature’s common stock per unit at a price of $5.64 per share; your right will be exercised upon timely delivery of the required documents and payment of the subscription price as described in the offering prospectus. We will not issue fractional shares of our common stock, but rather will round up the aggregate number of shares that the rights holder is entitled to receive to the nearest whole number.

•	Upon the exercise of your rights, the unit will undergo a second mandatory exchange. The exchange will be made on a one for one basis; each unit will become one exercised right and one share of common stock. These shares of common stock will trade under the ticker symbol “SGRH.” Accordingly, throughout the rights offering, Signature will have two trading securities: “SGGHU” which represents shares of units (common stock with the right attached), and “SGRH” which represents shares of common stock where the right has been exercised.

•	The units will trade, if unexercised, until the rights offering terminates on February 17, 2015, unless earlier terminated or extended by our board of directors. At the end of the rights offering period, the remaining unexercised rights will expire and have no further effect. Our stock will cease to trade as a unit with the subscription rights, and all remaining units will undergo a mandatory exchange and convert on a one for one basis into shares of Signature common stock trading under “SGRH.” Following the pending acquisition, we intend to request to change this trading symbol back to “SGGH.”

•	Subject to allocation and availability, each subscription right also grants the rights holder an oversubscription privilege to purchase additional shares of our common stock that have not been purchased by other rights holders pursuant to their basic subscription rights at the expiration of the offering. You are entitled to exercise your over-subscription privilege only if you exercise your basic subscription right in full. If an insufficient number of shares are available to fully satisfy all over-subscription privilege requests, the available shares will be distributed proportionately among rights holders who exercise their over-subscription privileges in accordance with the offering prospectus. The subscription rights agent will return any excess payments by mail without interest or deduction promptly after the expiration of the offering period.

•	If you elect to exercise your subscription rights, you must submit your exercise form and your full subscription payment. If you want to exercise the oversubscription privilege, you must also send the full purchase price for the number of additional shares that you have requested to purchase pursuant to exercise of your oversubscription privilege (in addition to the payment due for shares purchased through your basic subscription right).

•	This rights offering is conditioned upon Signature’s closing of the acquisition described in the prospectus supplement.

If you are a holder of record, you should complete the exercise form provided by the rights agent, Computershare Trust Company, N.A. If you hold shares of our common stock through a broker, custodian bank or other nominee, you will need to have your broker, custodian bank or other nominee act for you by completing the forms that your broker, custodian bank or other nominee provides to you. You should contact your broker, custodian bank or other nominee if you believe you are entitled to participate in this Rights Offering but you have not received these forms.

If you wish to exercise your subscription rights, you must do so prior to 5:00 p.m., New York City time, on February 17, 2015, the expiration date for the rights offering, subject to earlier termination. After the expiration date, the subscription rights will expire automatically and will have no value. The Subscription Agent will only facilitate transfers or sales of subscription rights until 5:00 p.m., New York City time, on February 17, 2015.

We are pleased that our stockholders get to participate in this right offering to help fund the proposed acquisition and support the growth of our business. I remain very excited to close this transaction and continue the process of building a great company for all stockholders.

If you have any questions concerning this rights offering, please contact Jeff Crusinberry in our Investor Relations Department at (646) 564-2268 or our information agent for the right offering, Georgeson, Inc. at 866-300-8594.

Sincerely,

Craig Bouchard
Chairman and Chief Executive Officer

IMPORTANT

Please note that if you do not timely exercise your subscription rights, your ownership interest in the Company will be diluted. Please see page S-1 for a longer overview of the rights offering and page S-37 of the offering prospectus for a discussion of risk factors relating to the rights offering.

Please also note the following correction to the first sentence of the “Basic Subscription Rights” paragraph on page S-151 of the prospectus supplement: “With the basic subscription rights, holders may purchase 0.562 shares of our common stock for every subscription right held…”

This prospectus is not an offer to sell and we are not soliciting an offer to buy in any state or other jurisdiction in which the offer or sale is not permitted. Please see “Plan of Distribution” at page S-164 of the prospectus supplement for more information.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS SUPPLEMENT) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS SUPPLEMENT IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER WILL ARRANGE TO SEND YOU THE PROSPECTUS SUPPLEMENT IF YOU REQUEST IT BY CALLING TOLL-FREE AT 866-300-8594.

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